October 21, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Eucrates Biomedical Acquisition Corp.

Registration Statement on Form S-1

Filed October 6, 2020, as amended

File No. 333-249333

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Eucrates Biomedical Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on October 23, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 750 copies of the Preliminary Prospectus dated October 21, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED, as Representative of the Several Underwriters

By:	/s/ Craig DeDomenico
	Name:	Craig DeDomenico
	Title:	Managing Director

H.C. WAINWRIGHT & CO., LLC, as Representative of the Several Underwriters

By:	/s/ Mark W. Viklund
	Name:	Mark W. Viklund
	Title:	Chief Executive Officer